January 16, 2026

Paul Packer
Chief Executive Officer
United Acquisition Corp. I
7100 W. Camino Real, Suite 302-48
Boca Raton, FL 33433

       Re: United Acquisition Corp. I
           Registration Statement on Form S-1
           Filed December 3, 2025
           File No. 333-291904
Dear Paul Packer:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Stacie Gorman at 202-551-3585 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Mario Schollmeyer, Esq.